January 22, 2009

Cynthia Day
Senior Executive Vice President and Chief Operating Officer
Citizens Bancshares Corporation
75 Piedmont Avenue, N.E.
Atlanta, GA 30303

>   **Re: Citizens Bancshares Corporation**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 15, 2009**
>   **File No. 001-14913**

Dear Mr. Day:

　　We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

>   Sincerely,

>   Kate McHale
>   Staff Attorney